

November 6, 2012

<u>Via Email</u>
James J. Cassidy, Ph.D.
Interim Chief Executive Officer
Electromed, Inc.
500 Sixth Avenue NW
New Prague, MN 56071

> **Re: Electromed, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 24, 2012**
> **File No. 01-34839**

Dear Dr. Cassidy:

We have reviewed the above referenced filing and have the following comments.

<u>Election of Directors, page 9</u>

1.   In your response to comment 12 of our initial letter, you represented that the proponent failed to provide timely notice as set forth in Rule 14a-4(c)(1). Your response to prior comment 3 of our letter dated November 2, 2012, however, indicates that the proponent provided notice on August 24, 2012, which was two days in advance of the deadline set forth in your proxy materials for the fiscal 2012 Electromed meeting. Given that notice by the proponent appears to have been timely submitted, please provide us with your detailed analysis of the basis for the exercise of your discretionary authority with respect to proposal 1. Please provide a detailed response and refer to relevant staff interpretative positions and/or guidance in support of your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Ryan Brauer, Esq.
                   Fredrikson & Byron, P.A.